UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Vapotherm, Inc.

(Exact name of the registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-38740 (Commission file number)

100 Domain Drive Exeter, NH (Address of principal executive offices)	03833 (Zip code)

James A. Lightman

Senior Vice President and General Counsel

(603) 658-0011

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (this “Form SD”) of Vapotherm, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2023 to December 31, 2023. Pursuant to Rule 13p-1 and Section 13(p) of the Exchange Act, which implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to make certain inquiries and perform certain due diligence with respect to any “conflict minerals” (as defined by paragraph (d)(3) of Item 1.01 of Form SD) that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company or any of its subsidiaries.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available under the “About Us—Investors—Financials—SEC filings” section of the Company’s website, www.vapotherm.com. References to the Company’s website are provided for convenience only, and its contents are not incorporated by reference into this Form SD or the Conflict Minerals Report, nor are they deemed filed with the Securities and Exchange Commission.

Item 1.02	Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Vapotherm, Inc. for the reporting period from January 1, 2023 to December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 30, 2024	VAPOTHERM, INC.

	By:	/s/ James A. Lightman
	Name:	James A. Lightman
	Title:	Senior Vice President and General Counsel